SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax \* MERGEFORMAT 202.637.3593 www.sutherland.com

STEVEN B. BOEHM

DIRECT LINE: 202.383.0176

E-mail: steven.boehm@sutherland.com

March 29, 2012

Via Courier

Ed Bartz, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AmericaFirst Defensive Growth & Income Portfolio, Series 1 File Nos. 333-181979 and 811-22711

Dear Mr. Bartz:

On behalf of AmericaFirst Quantitative Trust (the “Trust”), and pursuant to the provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, please find enclosed for filing Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-6 (the “Registration Statement”).

On June 7, 2012, the Trust filed a registration statement on Form S-6 for the AmericaFirst Defensive Growth & Income Portfolio, Series 1 (the “Series”), and later amended the filing on July 25, 2012. We are filing Amendment No. 2 in response to the staff’s oral comments received on August 13, 2012. The staff’s comments pursuant to the August 13, 2012 oral correspondence are set forth below. Each of the staff’s comments is followed by the Trust’s response. We have also enclosed, for your convenience, a marked copy of the prospectus to indicate changes made to the Registration Statement pursuant to the staff’s comments. Finally, you will note that this filing does not include all of the required exhibits to the Registration Statement. We will amend the filing once more and include all required exhibits to the Registration Statement before going effective.

Ed Bartz, Esq.

March 29, 2012

Prospectus

Sub-Component One (Pages 1-2)

Comment 1: In the second bullet point, please define the term “par value outstanding.”

Response: The requested disclosure has been added to the prospectus.

Comment 2: In the third bullet point, please provide the source of the “worst-case scenario assumptions” data.

Response: The requested disclosure has been added to the prospectus.

Comment 3: In the fifth bullet point, please add the exact number of bonds remaining.

Response: The requested disclosure has been added to the prospectus.

Comment 4: In the fifth bullet point, please provide more detail concerning the analysis used by the “Relative Strength Index” calculation.

Response: The requested disclosure has been added to the prospectus.

Comment 5: In the fifth bullet point, please specify when the defined trading period begins and ends.

Response: The requested disclosure has been added to the prospectus.

Comment 6: In the sixth bullet point, please add the exact number of securities remaining, and clarify the start and end dates for the “change in price” calculation.

Response: The requested disclosure has been added to the prospectus.

Sub-Component Two (Pages 2-3)

Comment 7: In the third bullet point, please clarify what is meant by the term “top 90.”

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Ed Bartz, Esq.

March 29, 2012

Response: The requested disclosure has been added to the prospectus.

Comment 8: In the third bullet point, please provide the start and end dates for the “operating earnings yield” and “share buyback” calculations.

Response: The requested disclosure has been added to the prospectus.

Comment 9: In the fourth bullet point, please add the exact number of stocks remaining.

Response: The requested disclosure has been added to the prospectus.

Comment 10: In the fifth bullet point, please add the exact number of stocks remaining.

Response: The requested disclosure has been added to the prospectus.

Sub-Component Three (Page 3)

Comment 11: In the first bullet point, please clarify the international exchange used to identify non-United States companies.

Response: The requested disclosure has been added to the prospectus.

Comment 12: In the first bullet point, please define “non-United States companies.”

Response: The requested disclosure has been added to the prospectus.

Comment 13: In the second bullet point, please provide an explanation for how the “annualized current dividend” is calculated.

Response: The requested disclosure has been added to the prospectus.

Comment 14: In the third bullet point, please provide the start and end dates for the “trailing twelve month’s earnings” calculation.

Response: The requested disclosure has been added to the prospectus.

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Ed Bartz, Esq.

March 29, 2012

Comment 15: In the fourth bullet point, please provide the start and end dates for the “one year growth period.”

Response: The requested disclosure has been added to the prospectus.

*      *      *      *

We hope that the foregoing has been responsive to the staff’s comments. If you have any questions or concerns about the responses set forth above, please call the undersigned at 202-383-0176

Sincerely

Steven B. Boehm

cc:	Rick Gonsalves, AmericaFirst Quantitative Trust Robert Roach, AmericaFirst Quantitative Trust

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